FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes        No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes        No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.	Press Release dated August 1, 2005, entitled, "Telefonica CTC Chile Constitutes Audit Committee in Compliance with Sarbanes-Oxley."

Item 1

News Release
FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete
M.José Rodríguez - Florencia Acosta Telefónica CTC Chile Tel: 562-691-3867 Fax: 562-691-2392 E-mail: schelle@ctc.cl - vgaete@ctc.cl mjrodri@ctc.cl - macosta@ctc.cl	Kevin Kirkeby The Global Consulting Group Tel: 646-284-9416 E-mail: kkirkeby@hfgcg.com

TELEFONICA CTC CHILE CONSTITUTES AUDIT COMMITTEE
IN COMPLIANCE WITH SARBANES-OXLEY

Santiago, Chile - August 1, 2005 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced that at the July 21, 2005 meeting, the Board of Directors, in compliance with Rule 10A-3 of the Securities and Exchange Commission under the Sarbanes-Oxley Act, named Mr. Andrés Concha, Mr. Alfonso Ferrari and Mr. Hernán Cheyre as audit committee members, with Mr. Cheyre serving as financial expert.

In compliance with Section 301 of the Law, among others, the audit committee will supervise the process of financial reporting, internal control systems over financial reporting and general oversight of the external auditors, together with dealing with any related complaints.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/   Julio Covarrubias F.

Name:Julio Covarrubias F.
Title:Chief Financial Officer